



Duo Marketplace, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $100,000

Offering End Date: May 23, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Duo Marketplace, LLC

Founded: 2017

Address: 11719 Madera Drive SW
                    Lakewood, WA 98499

Industry: Wholesale

Employees: 3

Website: https://www.duomarketplace.com/

Use of Funds Allocation:

If the maximum raise is met:

$80,000 (80.00%) – of the proceeds will go towards app development
$10,000 (10.00%) – of the proceeds will go towards supplies
$6,500 (6.50%) – of the proceeds will go towards marketing
$3,500 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,295 Followers; Facebook: 219 Followers;





Business Metrics:

	FY20	FY21	YTD 2/28/2022
Total Assets	$4,376	$13,722	$51,538
Cash & Cash Equivalents	$4,376	$13,722	$51,538
Accounts Receivable	$0	$0	$0
Short-term Debt	-$8,461	-$14,384	-$14,384
Long-term Debt	$0	$0	$0
Revenue	$62,901	$93,308	$9,904
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$32,051	-$7,215	-$1,629

Recognition:

Duo Marketplace, LLC, in operation since 2017, acts as a connector between upcoming food brands and buyers at independent local retail stores. Food brands subscribe to a monthly plan and they contact the buyer and introduce them to the new product to see if it might be a fit for their customer base. The founders have worked with hundreds of brands and thousands of retail stores throughout their careers. The next phase of their growth will begin with their Duo Sample Station™, the world's first automated brand ambassador. Similar to a high end vending machine, it will dispense samples to consumers shopping inside retail stores and malls. Accessed via the Duo Sample Station app, the Sample Station allows people to learn about the product, try a small sample and convert to a new customer.

About:

Duo Marketplace, LLC began operations in 2017. Fred Larkins, their CEO & Co-Founder, has spent the last 12 years as a product broker. He has worked with hundreds of brands and thousands of retail stores. He has pioneered brands like Ice Chips Candy, growing them from a few thousand dollars a year to a multi-million dollar company. When Fred met Michael White, their President & Co-Founder, they realized that they shared the same passion for empowering small businesses to grow their sales and market share. Michael has worked in the retail market for over 20 years, and has sold to over 20,000 retailers across the US and 80+ countries internationally.

For more information, contact our Customer Support Team at support@thesmbx.com

